news release

Zi Corporation Reports Second Quarter, First Six Months Results

Zi Technology Revenues Increase 11 Percent and 52 Percent, Respectively, from Comparable Prior Year Periods

CALGARY, AB, August 15, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced results for its second quarter and first six months ended June 30, 2003. (All monetary amounts in this release are expressed in Canadian dollars unless otherwise indicated.) Chief Executive Officer Michael Lobsinger said that even though the widespread impact of the SARS epidemic in Asia temporarily disrupted the Company's growth rate, its core Zi Technology unit did report year-over year increases in revenue and gross margins in the 2003 second quarter and continued to make solid progress in building its business and expanding its base of strategic partners.

For this year's second quarter and first six months, revenues from the Company's core Zi Technology business increased 11 percent and 52 percent, respectively, to $2.3 million and $5.9 million. This compares to revenues of $2.0 million and $3.9 million for the respective 2002 periods.

On a company-wide basis, total revenues for this year's second quarter and first six months were $2.4 million and $6.2 million, respectively. This compares to total company-wide revenue of $3.2 million and $5.3 million in the second quarter and first six months of last year, which included $1.1 million and $1.4 million, respectively from the Company's e-Learning segment and its previously owned Magic Lantern operation. Excluding Magic Lantern, which was sold in November of last year, total revenues in the 2002 second quarter and first six months would have been $2.2 million and $4.2 million, respectively.

The net loss for the 2003 second quarter was reduced significantly to $2.1 million, or a loss per share of $0.06, from a net loss of $7.1 million, or a loss per share of $0.19, for the second quarter of 2002. For the first six months of 2003, the net loss declined sharply to $3.8 million, or a loss per share of $0.10, from a net loss of $12.7 million, or a loss per share of $0.34, for the comparable year-earlier period.

"The temporary interruption in the momentum of our business and the sequential decline in revenues from the first quarter of 2003 can be directly attributed to the SARS epidemic that swept large parts of Asia," Lobsinger said. "SARS affected consumer spending on an unprecedented basis throughout Asia, significantly reducing the purchases of mobile handsets from many of our largest customers, which directly impacted our license fee revenues.

"Despite the impact of SARS, we made significant operational and marketing progress during this year's second quarter," Lobsinger added. "We added seven new Original Equipment Manufacturers (OEMs) and Original Design Manufacturers (ODMs) to our growing network of marketing partners, including UTStarcom, Fujitsu I-Network Systems, Vitelcom and Samyang, expanded our penetration of the North American market and took steps to reduce debt and strengthen our balance sheet. I believe we are well positioned to grow our Zi Technology business and we remain firmly committed to reaching profitability and positive cash flow by the end of this year."

Gross margin as a percentage of revenue in this year's second quarter was 92 percent compared to 82 percent in the second quarter of the prior year. The year-to-year increase in overall gross margin percentage was a result of higher license fee revenues, which carry a greater gross margin than revenues from the Company's e-Learning operations.

A total of 39 new handset models embedded with eZiText® were released by OEMs and ODMs during the 2003 second quarter, bringing the total handsets released as of the end of the quarter to 288 compared to 110 at the end of the 2002 second quarter. As of June 30, 2003, the Company had signed a total of 79 licensees, compared to 58 licensees at the end of the 2002 second quarter. Royalties were earned royalties from 32 eZiText licensees during the second quarter of this year, up from 21 in the same period a year earlier.

During this year's second quarter, Zi paid and discharged its US$3.3 million secured credit facility that was due May 7, 2003, and entered into a secured US$1.94 million short term credit facility that was due on June 30, 2003. On June 18, 2003, the Company completed a private placement with the sale of 1 million units at US$2.00 per unit and used the proceeds of that placement to repay the US$1.94 million according to the agreed upon terms of the short term credit facility. Continued operation of Zi depends on the Company achieving profitable operations in 2003 and satisfaction of remaining amounts due under a 2002 settlement agreement in respect to patent litigation. Extracts from the notes to financial statements for the period ended June 30, 2003 are included with this press release and provide detailed information respecting these qualifications and contingencies.

Conference Call

As previously announced, Zi is conducting a conference call to review its financial results today at 9:00 AM EDT (Eastern). The dial-in number for the call in North America is 1-(800) 500-0311 and 1-(719) 457-2698 for overseas callers. A live webcast and 10-day archive of the call can be accessed at the Company's website at http://www.zicorp.com/.

About Zi Corporation

Zi Corporation (http://www.zicorp.com/) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

TABLES FOLLOW

For more information:

Investor Inquiries: Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com	Media Inquiries: Allen & Caron Inc Len Hall Phone: (949) 474-4300 E-mail: len@allencaron.com

Zi Corporation
Consolidated Balance Sheets

	June 30, 2003	December 31, 2002	June 30, 2002
	(unaudited)	(audited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$2,100,196	$5,342,771	$14,696,467
Accounts receivable	3,486,698	4,480,800	3,146,737
Work-in-progress and inventory	86,684	153,975	300,981
Prepayments and deposits	875,767	1,110,492	1,534,689
	6,549,345	11,088,038	19,678,874

Notes receivable	2,695,000	3,155,200	-
Capital assets ‑ net	1,739,589	2,033,738	4,954,999
Intangible assets ‑ net	1,226,590	1,986,937	13,683,924
Investment in significantly influenced company	-	-	-
	$12,210,524	$18,263,913	$38,317,797

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$4,914,036	$6,706,687	$3,624,210
Deferred revenue	1,123,035	798,268	703,643
Note payable	-	5,206,080	844,641
Current portion of capital lease obligations	74,794	158,952	196,117
	6,111,865	12,869,987	5,368,611

Capital lease obligations	15,065	32,977	86,673
	6,126,930	12,902,964	5,455,284

Contingent liabilities and going concern (notes 1 & 2)

Shareholders' equity
Share capital	100,277,865	96,502,449	96,588,274
Contributed surplus	974,454	240,573	-
Deficit	(95,168,725)	(91,382,073)	(63,725,761)
	6,083,594	5,360,949	32,862,513
	$12,210,524	$18,263,913	$38,317,797

See accompanying selected notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Loss and Deficit

(unaudited)	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Revenue
License and implementation fees	$2,269,335	$2,038,515	$5,905,613	$3,888,805
Other product revenue	127,037	1,155,853	266,017	1,455,535
	2,396,372	3,194,368	6,171,630	5,344,340

Cost of sales
License and implementation fees	188,983	67,052	280,990	120,709
Other	6,260	505,741	26,754	584,463
	195,243	572,793	307,744	705,172

Gross margin	2,201,129	2,621,575	5,863,886	4,639,168

Operating expenses

Selling general and administrative	(2,735,325)	(4,053,719)	(5,938,733)	(7,663,079)
Litigation and legal (note 2)	(257,587)	(1,202,323)	(413,635)	(1,628,778)
Product research and development	(596,919)	(1,131,750)	(1,413,518)	(2,350,079)
Depreciation and amortization	(502,798)	(802,952)	(1,138,485)	(2,050,891)
Foreign exchange gain	22,713	178,261	53,555	175,639
Operating loss before undernoted	(1,868,787)	(4,390,908)	(2,986,930)	(8,878,020)
Interest on long term debt	(4,117)	(3,668)	(9,959)	(37,896)
Other interest	(255,510)	(5,347)	(814,766)	(6,665)
Interest income and other income	10,853	113,349	25,003	175,563
Equity interest in loss of significantly influenced company	-	-	-	-
Loss from continuing operations before income taxes	(2,117,561)	(4,286,574)	(3,786,652)	(8,747,018)
Income taxes	-	-	-	-
Loss from continuing operations	(2,117,561)	(4,286,574)	(3,786,652)	(8,747,018)

Discontinued operations
Loss from discontinued operations	-	(2,774,287)	-	(3,983,770)
Net loss	(2,117,561)	(7,060,861)	(3,786,652)	(12,730,788)
Deficit, beginning of period	(93,051,164)	(56,664,900)	(91,382,073)	(50,994,973)
Deficit, end of period	$(95,168,725)	$(63,725,761)	$(95,168,725)	$(63,725,761)

Basic and diluted loss from continuing operations per share	$(0.06)	$(0.11)	$(0.10)	$(0.23)
Loss from discontinued operations per share	-	(0.07)	-	(0.11)
Basic and diluted loss per share	$(0.06)	$(0.19)	$(0.10)	$(0.34)
Weighted average common shares	38,197,409	37,742,177	38,089,761	37,662,167
Common shares outstanding, end of period	39,281,821	37,893,350	39,281,821	37,893,350

See accompanying selected notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows

(unaudited)	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Operating activities:
Net loss from continuing operations	(2,117,561)	$(4,286,574)	$(3,786,652)	$(8,747,018)
Items not affecting cash:
Loss on dispositions of capital assets	(1,460)	(33,886)	1,922	44,419
Depreciation and amortization	502,798	802,952	1,138,485	2,050,891
Non-cash compensation expense	659,732	-	733,881	-
Non-cash interest expense	60,930	-	60,930	-
Funds applied to operations	(895,561)	(3,517,508)	(1,851,434)	(6,651,708)
Decrease (increase) in non-cash working capital	(189,468)	1,039,821	(171,766)	(463,297)
Cash flow applied to operations	(1,085,029)	(2,477,687)	(2,023,200)	(7,115,005)

Financing activities:
Proceeds from issuance of common shares	3,344,486	706,401	3,714,486	926,771
Repayment of note payable	(4,799,706)	(22,716)	(5,206,080)	(30,663)
Payment of capital lease obligations	(51,897)	(30,781)	(102,070)	(52,219)
	(1,507,117)	652,904	(1,593,664)	843,889

Investing activities:
Short-term investments	-	10,815,017	-	8,577,503
Purchase of capital assets	(20,958)	1,099,082	(28,378)	(785,351)
Proceeds from capital asset dispositions	-	88,808	3,594	22,158
Software development costs	(41,139)	(269,000)	(61,127)	(623,932)
Note receivable	240,600	-	460,200	-
Acquisition of subsidiaries net of bank indebtedness	-	(1,884,433)	-	(1,884,433)
	178,503	9,849,474	374,289	5,305,945

Discontinued operations	-	(2,373,873)	-	(3,429,326)

Net cash inflow (outflow)	(2,413,643)	5,650,818	(3,242,575)	(4,394,497)
Cash and cash equivalents, beginning of period	4,513,839	9,045,649	5,342,771	19,090,964
Cash and cash equivalents, end of period	2,100,196	$14,696,467	$2,100,196	$14,696,467

Non cash financing activity
Patent acquired through share issuance	$-	$790,000	$-	$790,000
Equipment acquired under capital lease	$-	$17,669	$-	$34,200

Components of cash and cash equivalents
Cash	2,100,196	$3,617,797	$2,100,196	$3,617,797
Cash equivalents	-	$11,078,670	$-	$11,078,670

Supplemental cash flow information
Cash paid for interest	195,697	$9,015	$824,725	$44,561

See accompanying selected notes to consolidated financial statements.

Selected Notes to the Consolidated Financial Statements

For the periods ended June 30, 2003 and 2002

1. GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On December 6, 2002, the Company settled a judgment in favour of Tegic Communications Inc., a division of AOL Online, Inc., as discussed in note 2. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.25 million comprised of two installments between September 2003 and January 2004.

Continuing operations are dependent on the Company being able to pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital, increase revenue and continue as a going concern.

2. CONTINGENT LIABILITIES

The US$9 million damages judgment awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgment (the "Consent Judgment") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$1.25 million (the "Outstanding Balance"), which remains to be paid in scheduled installment payments in September 2003 and on January 2, 2004. In the event that any of the scheduled Outstanding Balance payments are not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$5.75 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment dates, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occurs and are not cured within ten days of occurrence:

  the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
  the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
  the Company violates the terms of the Consent Judgement; or
  the Company breaches any of the terms of the settlement agreement.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.